Contact:

Alon Blue Square Israel Ltd.

Limor Ganot, co-CEO

Yehuda van der Walde, CFO

Toll-free telephone from U.S. and Canada: 888-572-4698

Telephone from rest of world: 972-9-961-8504

Fax: 972-9-961-8636

Email: cfo@bsi.co.il

November 27, 2013 - Yakum

ALON BLUE SQUARE ISRAEL LTD. (NYSE:BSI) ANNOUNCES THE FINANCIAL RESULTS FOR THE FIRST NINE MONTHS AND THE THIRD QUARTER OF 20131

*	A second quarter of improvement in EBITDA in the Supermarket segment - the EBITDA in the segment amounted to NIS 63 million (3.9%) compared to NIS 51 million (3.2%) in the previous quarter and NIS 37 million (2.3%) in the first quarter of the year.

*	During the current period, Mega commenced the implementation of the new strategic plan and price policy which will enable increasing market share while adjusting the chain to the conditions of competition.

*	Increase in cash flows from operating activity of 71% in the reported period, compared to the corresponding period, to NIS 618 million.

*	Increase of approximately NIS 195 million in cash and financial assets and decrease in financial debt of NIS 280 million compared to the end of 2012.

*	Adjusted EBITDA of NIS 310 million in the reported period.

*	Adjusted EBITDA of NIS 119 million in the quarter. The increase in Adjusted EBITDA compared to the previous quarter of 28.3%, derives mainly from improvement in operating profit in the Supermarkets segment and an improvement in the operating profit in the Fueling and Commercial sites segment (despite increased competition and a decrease in inventory profits).

*	The loss from continuing operation amounted to NIS 22 million this quarter and derived from an increase in financial expenses due to increase of CPI and adjustments required for Mega's strategic plan.

1 Effective January 1, 2013, the Company applies IFRS 11 "Joint Arrangements" (IFRS 11 or the Standard). IFRS 11 is to be applied retrospectively in financial statements for annual periods such that comparative figures are restated. According to the Standard, investments in jointly controlled entities (Joint ventures) are no longer to be proportionately consolidated but rather the company's investments in these ventures should be presented according to the equity method of accounting. Investments in joint operations shall continue to be consolidated under the proportionate consolidation method in the Company's consolidated financial statements. For the effect of the adoption as of September 30, 2013 and December 31, 2012, and for the periods ending on those dates on the assets, liabilities, equity, results and cash flows of the Company, see further details in this report below.

1

-	In the Supermarkets segment: Continuous improvement in the operating profit of the segment compared to the first and second quarters of the year. The policy of price reduction, decrease in selling spaces and turning the supply chain more efficient resulted in improved operating profit between the quarters this year. The Company has a new strategic plan and price policy which will enable the increase of the market share based on the new strategic plan of the Company. The Adjusted EBITDA in the reported period amounted to NIS 150 million.

-	In the Fueling and Commercial sites segment: An increase of 42% in the net income of Dor Alon in the reported period and an increase of 15% in this quarter compared to the corresponding periods to NIS 39.8 million in the reported period and NIS 19.0 million in this quarter. The Adjusted EBITDA of the segment amounted in the reported period to NIS 195 million.

-	In the Real Estate segment: BSRE's NOI amounted in the reported period to NIS 161.5 million, an increase of 2.5% compared to the corresponding period last year. BSRE continues the development and the betterment of real estate assets under ownership.

-	In the Non Food segment (from continuing operation): An increase in revenues in the reported period of approximately 5% to NIS 256 million compared to the corresponding period last year. The costs of the transition of Sheshet stores from franchise to ownership, converting them to Na'aman stores and realizing Sheshet inventory resulted in onetime costs in the reported period compared to the corresponding period last year.

Segment Profits:

	2013
Operating Profit[2] in millions of NIS	1-9	Q3	Q2	Q1
Fueling and Commercial sites	107.5	38.3	32.7	36.5
Supermarkets	31.7	23.8	11.0	(3.0)
Non-Food (from continuing operations)	(12.2)	(9.4)	(10.2)	7.4
Real Estate	14.8	5.2	4.9	4.7
Adjusted EBITDA	310.2	118.9	92.7	98.6

2 Operating profit (before other gains and losses, changes in fair value of investment property and share in gains of associates) (hereinafter – Operating profit before gains and losses).

2

Comments of Management

Mrs. Limor Ganot, co-CEO

"During the period, we launched and commenced the implementation of the new strategic plan in the Supermarkets segment, which is led by Mega's CEO Mr. Moti Keren. The goal of the strategic plan is leveraging the Company's assets and adjusting the chain to the conditions of competition, while achieving differentiation and improvement in the results. While doing so, we present a second quarter of improvement in the operating profit of the Supermarket segment. This month the Company launched the first branch of the new discount chain "You", a chain committed to low prices, freshness and real partnership with the customers. In addition, Mega launched a price reduction campaign of 1,000 products in "Mega in Town" with the objective to reduce the gap between the cost of the neighborhood basket and the basket of discount chains. At the same time, Mega continues to take further action in the strategic plan including efficacy measures in the supply chain and adjustment of selling spaces.

Dor Alon continues to present in the reported period an improvement in the business results and presents an increase in net income despite the increased competition and decrease in inventory profits. In the direct marketing segment, in the reported period, a decrease was recorded in sales and operating profit due to termination of supply of fuels to the Palestinian Authority.

BSRE continues to present an improvement in its current activity and continues the development and initiation momentum. In the reported period, a financing and financial services agreement was consummated for the residence company and the mall company in the wholesale market project in a scope of NIS 2.5 billion. This is a great achievement for the Company. The number of the sold apartments is 644 representing 90% of the apartments in the project.

YouPhone continues to grow and tens of thousands of new customers join the cellular network that provides its customers the lowest prices in the market with the best service. The establishment costs of the company and customer acquisition costs are not capitalized and are included in the Company's operating expenses. YouPhone is a key factor in increasing customer loyalty in Mega and Dor Alon chains.

In the Non Food segment, Na'aman is in the process of converting Sheshet stores to Na'aman stores while exiting unprofitable stores until the end of 2013. As a result, this quarter included onetime expenses for store conversions and realization of Sheshet inventories that are characterized with lower gross profit.

Diners continues to show good results and recorded in the reported period a profit of NIS 32 million and strengthens the YOU club with more than one million members."

In addition, the Company announced today that Mr. Yehuda van der Walde has been appointed Chief Financial Officer of the Company, effective immediately.  Mr. van der Walde, 42, holds a B.A. degree in Accounting and Economy and an M.A in Accounting, both from Bar Ilan University and is a Certified Public Accountant in Israel. From June 2012 to present, he has been serving as the Chief Accounting Officer of the Company.

3

Results for the first nine months of 20133

Gross revenues

Revenues (including government levies) in the first nine months of 2013 amounted to NIS 11,253.6 million (U.S. $3,181.7 million) as compared to revenues of NIS 11,845.6 million in the comparable period last year, a decrease of 5.0% mainly from Commercial and Fueling sites segment.

Revenues from sales, net

Revenues of the Fueling and Commercial sites segment – amounted in the first nine months of 2013 to NIS 3,897.4 million (U.S. $1,101.9 million) as compared to NIS 4,374.7 million in the corresponding period last year, a decrease of 10.9%. The main decrease was due to decrease in fuel prices and discontinued sales to the Palestinian Authority and was partly offset from an increase in sales of convenience stores.

Revenues of the Supermarkets segment – amounted in the first nine months of 2013 to NIS 4,834.1 million (U.S. $1,366.7 million) as compared to NIS 4,964.5 million in the corresponding period last year. The decrease in sales derived from a 2.5% decline in selling spaces as a result of closing branches and from a decrease of 0.3% in the same store sales (SSS) as compared to the corresponding period last year.

Revenues of the Non-Food segment – an increase in revenues by 5.0% from NIS 244.2 million in the first nine months of 2012 to NIS 256.4 million (U.S. $72.5 million) in the current period. The increase in revenues is mainly due to an increase in sales in the home activity as a result of the transition from franchise to self-operation in Sheshet stores.

Revenues of the Real Estate segment – an increase in rental income of 32% from NIS 22.0 million in the first nine months of 2012 to NIS 29.1 million (U.S. $8.2 million) in the current period. The increase in rental income in this period mainly derives from increase in rented spaces to external parties.

Gross profit in the first nine months of 2013 amounted to NIS 1,985.9 million (U.S. $561.5 million) (21.9% of revenues) as compared to gross profit of NIS 2,093.8 million (21.8% of revenues) in the comparable period last year. The decrease in the gross profit compared to the corresponding period last year was mainly due to the decrease in the gross profit in the Supermarkets segment.

3 The Company operates in four reportable segments: Fueling and Commercial sites, Supermarkets, Non Food retail and wholesale and Real Estate. Segmental information is included in this report below.

4

In the Fueling and Commercial sites segment, gross profit amounted to NIS 593.0 million (U.S. $167.7 million), (15.2% of revenues) compared to NIS 615.3 million in the comparable period last year (14.1% of revenues). The decrease in the gross profit mainly derived from higher inventory profits in the comparable period last year following the decrease of fuel prices, discontinued sales to the Palestinian Authority and increased competition in the fueling and commercial site segment and was partly offset from the increased profitability of the convenience stores.

In the Supermarkets segment, gross profit amounted to NIS 1,251.6 million (U.S. $353.9 million), (25.9% of revenues) compared to NIS 1,347.7 million in the first nine months of 2012 (27.1% of revenues), a decrease of 7.1%. The decrease in the gross profit is due to the actions taken by the Company to reduce sale margins and from decrease in selling spaces.

In the Non Food segment, gross profit amounted to NIS 115.7 million (U.S. $32.7 million), (45.1% of revenues) compared to NIS 118.0 million in the first nine months of 2012 (48.3% of revenues), a decrease of 1.9% that mainly derives from reduction of the gross profit margin, resulting from sales to realize Sheshet inventory and a decrease in gross profit in Vardinon.

Selling, general and administrative expenses in the first nine months of 2013 amounted to NIS 1,915.0 million (U.S. $541.4 million) (21.2% of revenues), compared to expenses of NIS 1,935.7 million (20.1% of revenues) in the comparable period last year.

In the Fueling and Commercial sites segment, selling, general and administrative expenses amounted to NIS 485.5 million (U.S. $137.3 million) compared to NIS 484.3 million in the first nine months of 2012, an increase of 0.2%.

In the Supermarkets segment, selling, general and administrative expenses amounted to NIS 1,219.9 million (U.S. $344.9 million) compared to expenses of NIS 1,260.1 million in the first nine months of 2012, a decrease of 3.2% in expenses that mainly derives from efficacy measures and decrease in selling spaces.

In the Non Food segment, selling, general and administrative expenses amounted to NIS 127.9 million (U.S. $36.2 million) compared to NIS 116.7 million in the first nine months of 2012, an increase of 9.6% in expenses that mainly derives from the transition from franchise stores to self-operated stores in the home activity, an increase in payroll and index-linked costs and increase in marketing and advertising expenses.

In the Real Estate segment, selling, general and administrative expenses amounted to NIS 14.3 million (U.S. $4.0 million) compared to NIS 11.2 million in the first nine months of 2012.

5

Operating profit (before other gains and losses) in the first nine months of 2013 amounted to NIS 70.9 million (U.S. $20.0 million) (0.8% of revenues) as compared to NIS 158.2 million (1.6% of revenues) in the comparable period last year, a decrease of 55.2%. The decrease in the operating profit was mainly due to the Supermarkets segment.

In the Fueling and Commercial sites segment, operating profit in this period amounted to NIS 107.5 million (U.S. $30.4 million) compared to operating profit of NIS 131.0 million in the first nine months of 2012, a decrease of 17.9%. The decrease in operating profit derives from decrease in inventory profits, discontinued sales to the Palestinian Authority and was partly offset from an increase of convenience stores.

In the Supermarkets segment, operating profit in the period amounted to NIS 31.7 million (U.S. $9.0 million) compared to operating profit of NIS 87.6 million in the first nine months of 2012, a decrease of 63.8%. The decrease in operating profit derives from actions taken by the Company to reduce the gross profit rate and from decrease in sales and was partly offset from decrease in selling, general and administrative expenses.

In the Non Food segment, operating loss amounted to NIS 12.2 million (U.S. $3.4 million) as compared to an operating profit of NIS 1.3 million in the first nine months of 2012. The transfer to operating loss derived from an increase in expenses as described above and was partly offset from an increase in sales.

In the Real Estate segment, the operating profit in the first nine months of 2013 amounted to NIS 14.8 million (U.S. $4.2 million) compared to NIS 10.8 million in the comparable period last year, an increase of 37.0%. The increase in the operating profit derives from increase in rental income and was partly offset from increase in selling, general and administrative expenses.

Changes in fair value of investment property in the first nine months of 2013 the Company recorded a profit in the amount of NIS 15.7 million (U.S. $4.4 million) compared to a loss of NIS 1.9 million in the corresponding period last year.

Other income (expenses), net other expenses in this period amounted to NIS 17.8 million (U.S. $5.0 million) compared to other expenses of NIS 4.9 million in the first nine months of 2012. Other expenses in the current period mainly derived from closing branches and realizing property and equipment in Supermarkets segment.

6

Share in gains of associates in this period amounted to NIS 21.2 million (U.S. $6.0 million) compared to NIS 76.7 million in the corresponding period last year. In the corresponding period last year, associates' gains included a profit of NIS 68 million from revaluation of the Tel Aviv Mall.

Operating profit amounted to NIS 89.9 million (U.S. $25.4 million) (1.0% of revenues) as compared to operating profit of NIS 228.0 million (2.4% of revenues) in the first nine months of 2012, a decrease of 60.6%.

Finance costs, net in this period amounted to NIS 209.3 million (U.S. $59.2 million) similar to net finance costs of NIS 209.8 million in the corresponding period of 2012.

Taxes on income tax benefit in this period amounted to NIS 19.8 million (U.S. $5.6 million) as compared to tax benefit of NIS 13.5 million in the first nine months of 2012.

Income (loss) from continuing operation in this period loss amounted to NIS 99.6 million (U.S. $28.2 million) compared to an income of NIS 31.7 million in the comparable period of 2012. The loss from continuing operations in the first nine months of 2013 attributed to the Company's shareholders amounted to NIS 114.9 million (U.S. $32.5 million) or NIS 1.74 per share (U.S. $0.49) and the income from continuing operations attributed to non-controlling interests amounted to NIS 15.3 million (U.S. $4.3 million).

Net loss from discontinued operation in this period amounted to NIS 13.0 million (U.S. $3.7 million) or NIS 0.20 per share (U.S. $0.06) compared to a loss of NIS 11.0 million in the first nine months of 2012, which attributed in its entirely to the Company's shareholders.

7

Cash flows for the first nine months of 2013

Cash flows from operating activities: Net cash flows provided by operating activities amounted to NIS 617.0 million (U.S. $174.4 million) in the first nine months of 2013 compared to NIS 362.0 million from operating activities in the comparable period last year. The main increase derives from a decrease in working capital needs following measures taken to reduce customer days and reduction of inventories in the amount of NIS 339.7 million (U.S. $96.0 million) and from tax refunds in this period of NIS 46.9 million (U.S. $13.3 million) compared to tax refunds of NIS 28.4 million in the corresponding period last year offset by a decrease in operating profit of NIS 87.2 million (U.S. $24.7 million).

Cash flows used in investing activities: Net cash flows used in investing activities amounted to NIS 229.2 million (U.S. $64.8 million) in this period as compared to net cash used in investing activities of NIS 323.7 million in the first nine months of 2012. Cash flows used in investing activities in this period mainly included the purchase of investment property, property and equipment and intangible assets of total NIS 180.7 million (U.S. $51.1 million), investment in securities in the amount of NIS 258.6 million (U.S. $73.1 million), net of proceeds from realization of securities in the amount of NIS 146.5 million (U.S. $41.4 million) and grant of long term loans of NIS 22.9 million (U.S. $6.5 million) and was offset by proceeds from realization of investment property of NIS 51.3 million (U.S. $14.5 million), collection of long term loans of NIS 18.8 million (U.S. $5.3 million), and interest received of NIS 17.2 million (U.S. $4.9 million). In the first nine months of 2012 the cash flows used in investing activities mainly included the purchase of property and equipment, investment property and intangible assets of NIS 220.6 million, grant of long term loans of NIS 35.9 million, investments and loans to associates of NIS 74.0 million and investment in securities in the amount of NIS 177.8 million, net of proceeds from realization of securities in the amount of NIS 154.8 million.

Cash flows used in financing activities: Net cash flows used in financing activities amounted to NIS 317.9 million (U.S. $89.9 million) in this period as compared to net cash flows deriving from financing activities of NIS 138.9 million in the corresponding period last year. The cash flows used in financing activities this period mainly included interest payments of NIS 188.7 million (U.S. $53.3 million), decrease in short term bank credit, net of NIS 291.1 million (U.S. $82.3 million), repayment of debentures of NIS 486.9 million (U.S. $137.7 million), repayment of long term loans of NIS 161.5 million (U.S. $45.6 million) and a dividend payment to non-controlling interests of NIS 15.2 million (U.S. $4.3 million) and was offset by issuance of debentures of NIS 564.4 million (U.S. $159.6 million) and receiving loans of NIS 222.6 million (U.S. $62.9 million).

The net cash flows provided by financing activities in the first nine months of 2012 included mainly the issuance of debentures of NIS 388.9 million, receipt of long term loans of NIS 195.2 million and increase in short term credit, net, in the amount of NIS 168.2 million and was offset by repayment of loans of NIS 247.2 million, repayment of debentures of NIS 177.2 million and from interest payments of NIS 185.8 million.

8

Results for the third quarter of 2013

Gross revenues

Revenues (including government levies) in the third quarter of 2013 amounted to NIS 3,765.7 million (U.S. $1,064.7 million) as compared to revenues of NIS 4,000.9 million in the comparable quarter last year, a decrease of 5.9% mainly from Fueling and Commercial sites segment.

Revenues from sales, net

Revenues of the Fueling and Commercial sites segment – amounted in this quarter to NIS 1,292.4 million (U.S. $365.4 million) as compared to NIS 1,457.2 million in the corresponding quarter last year, a decrease of 11.3%. The main decrease was due to decrease in fuel prices, discontinued sales to the Palestinian Authority and was partly offset by an increase in the sales of convenience stores.

Revenues of the Supermarkets segment – amounted in this quarter to NIS 1,610.4 million (U.S. $455.3 million) as compared to NIS 1,685.0 million in the corresponding quarter last year. The decrease in sales mainly derived from a 5% decline in selling spaces as a result of closing branches and a decrease of 2.1% in the same store sales (SSS) in this quarter compared to the corresponding quarter.

Revenues of the Non-Food segment – amounted in this quarter to NIS 82.8 million (U.S. $23.4 million) compared to NIS 85.3 million in the corresponding quarter last year, a decrease of 2.9%.

Revenues of the Real Estate segment – an increase in rental income of 46.3% from NIS 6.7 million in the third quarter of 2012 to NIS 9.8 million (U.S. $2.8 million) in the current quarter. The increase in rental income in this quarter mainly derives from increase in rented spaces to external parties.

Gross profit in the third quarter of 2013 amounted to NIS 685.3 million (U.S. $193.8 million) (22.8% of revenues) as compared to gross profit of NIS 725.2 million (22.4% of revenues) in the comparable quarter last year. The decrease in the gross profit compared to the corresponding quarter last year was mainly due to the decrease in the gross profit in the Supermarkets segment and the Fueling and Commercial Sites segment.

In the Fueling and Commercial sites segment, gross profit amounted to NIS 206.2 million (U.S. $58.3 million), (16.0% of revenues) compared to NIS 218.7 million in the comparable quarter last year (15.0% of revenues), a decrease of 5.7%. The decrease in the gross profit mainly derived from higher inventory profits in the comparable period last year as a result of a decrease in fuel prices, from discontinued sales to the Palestinian Authority and increased competition in the fueling sites and was partly offset by an increase in the gross profit of the retail activity.

In the Supermarkets segment, gross profit amounted to NIS 433.8 million (U.S. $122.6 million), (26.9% of revenues) compared to NIS 465.3 million in the third quarter of 2012 (27.6% of revenues), a decrease of 6.8%. The decrease in gross profit mainly derives from decrease in sales and from actions taken by the Company to reduce sale margins.

9

In the Non Food segment, gross profit amounted to NIS 34.6 million (U.S. $9.8 million), (41.8% of revenues) compared to NIS 39.6 million in the third quarter of 2012 (46.4% of revenues), a decrease of 12.6%. The decrease in gross profit mainly derives from erosion of the gross profit margin.

Selling, general and administrative expenses in the third quarter of 2013 amounted to NIS 647.9 million (U.S. $183.2 million) (21.5% of revenues), compared to expenses of NIS 660.5 million (20.4% of revenues) in the comparable quarter last year.

In the Fueling and Commercial sites segment, selling, general and administrative expenses amounted to NIS 167.9 million (U.S. $47.5 million) compared to NIS 165.8 million in the third quarter of 2012, an increase of 1.3%.

In the Supermarkets segment, selling, general and administrative expenses amounted to NIS 410.1 million (U.S. $115.9 million) compared to expenses of NIS 426.0 million in the third quarter of 2012, a decrease of 3.7% in expenses that mainly derives from efficacy measures and reduced selling spaces.

In the Non Food segment, selling, general and administrative expenses amounted to NIS 44.0 million (U.S. $12.4 million) compared to NIS 40.6 million in the third quarter of 2012, an increase of 8.4% in expenses that mainly derives from transition from franchise stores to self-operated stores and increase in operating expenses.

In the Real Estate segment, selling, general and administrative expenses amounted to NIS 4.6 million (U.S. $1.3 million) compared to NIS 4.3 million in the third quarter of 2012.

Operating profit (before other gains and losses) in the third quarter of 2013 amounted to NIS 37.4 million (U.S. $10.6 million) (1.2% of revenues) as compared to NIS 64.7 million (2.0% of revenues) in the comparable quarter last year, a decrease of 42.2%. The decrease in the operating profit was mainly due to decrease in the operating profit in the Supermarkets and Fueling and Commercial Sites segments.

In the Fueling and Commercial sites segment, operating profit in this quarter amounted to NIS 38.3 million (U.S. $10.8 million) compared to operating profit of NIS 52.9 million in the third quarter of 2012, a decrease of 27.6%. The decrease mainly derives from higher inventory profits in the corresponding quarter last year and from increased competition in the fueling sites.

10

In the Supermarkets segment, operating profit amounted to NIS 23.8 million (U.S. $6.7 million) compared to operating profit of NIS 39.3 million in the comparable quarter last year and a profit of NIS 11.0 million in the second quarter of this year, an improvement of NIS 12.8 million compared to the previous quarter derives from the beginning of the new strategic plan impact.

In the Non Food segment, operating loss amounted to NIS 9.4 million (U.S. $2.7 million) as compared to an operating loss of NIS 1.0 million in the third quarter of 2012. The increase in operating loss derives from decrease in sales, erosion of gross profit and increase in expenses.

In the Real Estate segment, the operating profit in this quarter amounted to NIS 5.2 million (U.S. $1.5 million) compared to NIS 2.4 million in the third quarter of 2012, an increase of 116%. The increase in the operating profit derives from increase in rental income.

Changes in fair value of investment property in this quarter the Company recorded a profit in the amount of NIS 4.4 million (U.S. $1.2 million) compared to NIS 3.9 million in the third quarter of 2012.

Other income (expenses), net other expenses in this quarter amounted to NIS 7.6 million (U.S. $2.1 million) compared to other expenses of NIS 3.4 million in the third quarter of 2012.

Share in gains of associates in this quarter amounted to NIS 18.2 million (U.S. $5.1 million) compared to NIS 2.7 million in the corresponding quarter last year.

Operating profit in this quarter amounted to NIS 52.5 million (U.S. $14.8 million) (1.7% of revenues) as compared to operating profit of NIS 67.9 million (2.1% of revenues) in the third quarter of 2012, a decrease of 22.7%. The decrease in profit compared to the corresponding quarter derived mainly from actions taken to lower selling margins in the Supermarkets segment. The Operating profit in the quarter compared to the second quarter presents an increase of 188%, deriving mainly from improvement in the operating profit of the Supermarkets segment.

Finance costs, net in this quarter amounted to NIS 80.6 million (U.S. $22.8 million) as compared to net finance costs of NIS 75.7 million in the third quarter of 2012. The increase in finance costs, net derives from increase in the CPI and was partly offset from a decrease in debt and the reduction of the prime rate.

Taxes on income tax benefit in this quarter amounted to NIS 6.3 million (U.S. $1.8 million) as compared to tax expenses of NIS 0.4 million in the third quarter of 2012.

Income (loss) from continuing operation in the third quarter of 2013 loss amounted to NIS 21.8 million (U.S. $6.2 million) compared to a loss of NIS 8.2 million in the comparable quarter of 2012. The loss in this quarter attributed to the Company's shareholders amounted to NIS 27.4 million (U.S. $7.7 million) or NIS 0.42 per share (U.S. $0.12) and the income attributed to non-controlling interests amounted to NIS 5.6 million (U.S. $1.6 million).

Net loss from discontinued operation in this quarter amounted to NIS 3.0 million (U.S. $0.8 million) or NIS 0.04 per share (U.S. $0.01) compared to a loss of NIS 4.3 million in the third quarter of 2012, which attributed in its entirety to the Company's shareholders.

11

Cash flows for the third quarter of 2013

Cash flows from operating activities: Net cash flows provided by operating activities amounted to NIS 113.5 million (U.S. $32.1 million) in the third quarter of 2013 compared to NIS 129.2 million from operating activities in the comparable quarter last year. The main decrease derives from a decrease in operating profit of NIS 27.3 million (U.S. $7.7 million) offset by a decrease in working capital needs in the amount of NIS 41.5 million (U.S. $11.7 million) mainly from measures taken to reduce customer days and reduction of inventories.

Cash flows used in investing activities: Net cash flows used in investing activities amounted to NIS 140.2 million (U.S. $39.6 million) in this quarter as compared to net cash flows used in investing activities of NIS 86.5 million in the comparable quarter. Cash flows used in investing activities in this quarter mainly included the purchase of investment property, property and equipment and intangible assets of total NIS 69.7 million (U.S. $19.7 million), investment in marketable securities of NIS 112.1 million (U.S. $31.7 million) offset by proceeds from realization of securities in the amount of NIS 31.7 million (U.S. $9.0 million) and interest received of NIS 4.3 million (U.S. $1.2 million). In the third quarter of 2012 the cash flows used in investing activities mainly included the purchase of property and equipment, investment property and intangible assets of NIS 40.4 million, investments and loans to associates of NIS 50.5 million and investment in securities in the amount of NIS 33.1 million, net of proceeds from realization of securities in the amount of NIS 34.2 million.

Cash flows used in financing activities: Net cash flows used in financing activities amounted to NIS 160.6 million (U.S. $45.4 million) in this quarter as compared to net cash flows used in financing activities of NIS 4.8 million in the corresponding quarter last year. The cash flows used in financing activities this quarter mainly included interest payments of NIS 59.9 million (U.S. $16.9 million), repayment of debentures of NIS 343.4 million (U.S. $97.1 million) and repayment of long term loans of NIS 46.8 million (U.S. $13.2 million) and decrease in short term credit of NIS 170.1 million (U.S. $48.1 million) and was offset by issuance of debentures of NIS 324.4 million (U.S. $91.6 million) and receipt of long term loans of NIS 135.8 million (U.S. $38.4 million). The net cash flows used in financing activities in the third quarter of 2012 included mainly the repayment of loans of NIS 60.9 million, repayment of debentures of NIS 85.0 million and interest payments of NIS 69.5 million and was offset by the receipt of new loans of NIS 64.2 million, the issuance of debentures of NIS 93.4 million and increase in short term bank credit of NIS 55.6 million.

12

Additional Information

1.	Adjusted EBITDA (Earnings before Interest, Taxes, Depreciation, and Amortization)[4] in the third quarter of 2013 adjusted EBITDA was NIS 119.0 million (U.S. $33.6 million) (4.0% of revenues) compared to NIS 151.6 million (4.7% of revenues) in the third quarter of 2012.

In the first nine months of 2013 adjusted EBITDA was NIS 310.2 million (U.S. $87.7 million) (3.4% of revenues) compared to NIS 395.9 million (4.1% of revenues) in the comparable period of 2012.

Events during the reporting period

General

a.	Effective January 1, 2013, the Company applies IFRS 11 "Joint Arrangements". The application is retrospective. Jointly controlled entities presented in the past in the consolidated statements using the proportionate consolidation method are presented in these financial statements as part of the associates.

The following presents the effect on the financial statements as of December 31, 2012 and September 30, 2012 and for the periods then ended:

4 Use of financial measures that are not in accordance with Generally Accepted Accounting Principles

Adjusted EBITDA is a measure that is not in accordance with Generally Accepted Accounting Principles (Non-GAAP) and is defined as income before financial income (expenses) net, other gains (losses) net, changes in fair value of investment property, taxes, share in gains of associates, depreciation and amortization in addition to share in adjusted EBITDA of equity accounted investees. It is an accepted ratio in the retail industry. It is presented as an additional performance measure, since it enables comparisons of operating performances between periods and companies while neutralizing potential differences resulting from changes in capital structures, taxes, age of property and equipment and its related depreciation expenses. Adjusted EBITDA, however, should not be related to as a single measure or as an alternative to operating income, another performance indicator and to cash flow information, which are prepared using Generally Accepted Accounting Principles (GAAP) as indicators of profit or liquidity. Adjusted EBITDA does not take the costs of servicing debt and other liabilities into account, including capital expenditures and therefore it does not necessarily indicate the amounts that may be available to the use of the company and in addition Adjusted EBITDA should not be compared to other indicators with similar names reported by other companies because of differences in the calculation of these indicators. See the reconciliation between our net income and Adjusted EBITDA which is presented in this press release.

13

The effect on the statement of financial position:

	December 31, 2012 (Unaudited)
	As previously reported	The effect of retrospective application	As reported after the application of the standard
	NIS in millions

Current assets	3,387	(53)	3,334
Non-current assets
Investments in associates	349	577	926
Other non-current assets	5,757	(805)	4,952

Current liabilities	4,074	(80)	3,994
Non-current liabilities	3,813	(182)	3,631

Equity	1,606	(19)	1,587

	September 30, 2012 (Unaudited)
	As previously reported	The effect of retrospective application	As reported after the application of the standard
	NIS in millions

Current assets	3,794	(101)	3,693
Non-current assets
Investments in associates	312	585	897
Other non-current assets	5,782	(784)	4,998

Current liabilities	4,416	(94)	4,322
Non-current liabilities	3,870	(189)	3,681

Equity	1,602	(17)	1,585

Effect on the statement of income:

	Year ended December 31, 2012 (Unaudited)
	As previously reported	The effect of retrospective application	As reported after the application of the standard
	NIS in millions

Revenues, net	12,850	(165)	12,685
Gross profit	2,842	(90)	2,752
Operating profit before changes	184	(8)	176
Share in gains of associates	-	87	87
Increase in fair value of investment property, net	107	(90)	17
Other gains, net	23	(19)	4
Operating profit after changes	314	(30)	284
Finance expenses, net	(246)	4	(242)
Tax benefit (taxes on income)	(16)	19	3
Share in gains of associates	12	(12)	-
Net income from continuing operation	64	(19)	45

14

	Nine months ended September 30, 2012 (Unaudited)
	As previously reported	The effect of retrospective application	As reported after the application of the standard
	NIS in millions

Revenues, net	9,736	(128)	9,608
Gross profit	2,162	(68)	2,094
Operating profit before changes	165	(7)	158
Share in gains of associates	-	77	77
Increase in fair value of investment property, net	83	(85)	(2)
Other gains (expenses), net	14	(19)	(5)
Operating profit after changes	262	(34)	228
Finance expenses, net	(212)	2	(210)
Tax benefit	(10)	24	14
Share in gains of associates	9	(9)	-
Net income from continuing operation	49	(17)	32

The main decrease in the profit for the nine months ended September 30, 2012 and for the year ended December 31, 2012 derives from eliminating profit, loss of control in a jointly controlled entity as a result of applying IFRS 11.

Effect on the statement of cash flows:

	Year ended December 31, 2012 (Unaudited)
	As previously reported	The effect of retrospective application	As reported after the application of the standard
	NIS in millions

Net cash provided by operating activity	299	203	502
Net cash used in investing activity	(573)	177	(396)
Net cash provided by financing activity	482	(381)	101
Increase in cash and cash equivalents	208	(1)	207
Balance of cash and cash equivalents at the beginning of the year	74	(22)	52
Balance of cash and cash equivalents at the end of the year	282	(23)	259

	Nine months ended September 30, 2012 (Unaudited)
	As previously reported	The effect of retrospective application	As reported after the application of the standard
	NIS in millions

Net cash provided by operating activity	188	174	362
Net cash used in investing activity	(525)	201	(324)
Net cash provided by financing activity	519	(380)	139
Increase in cash and cash equivalents	182	(5)	177
Balance of cash and cash equivalents at the beginning of the year	74	(22)	52
Balance of cash and cash equivalents at the end of the period	256	(27)	229

15

b.	On March 22, 2013, Mrs. Limor Ganot was appointed as co-CEO of the Company. The appointment is in effect from April 1, 2013.

c.	On April 24, 2013, the Company changed its name from "Alon Holdings Blue Square Israel Ltd" to "Alon Blue Square Israel Ltd".

d.	On May 7, 2013, the Company sold 3.5% of BSRE shares for NIS 49 million. After the sale, the Company holds 74.76% of BSRE's share capital. The difference between the consideration and the carrying cost of NIS 20.9 million after tax effect was directly carried to equity.

e.	The Company resolved to merge BEE group into Mega Retail. The merger is expected to be completed in the coming months.

f.	On August 5, 2013, the Law for Change of National Priorities was published in the Official Gazette (Legislative Amendments to Achieve budget targets for 2013 and 2014) - 2013 (hereinafter - the Law) which enacts, among other things, the following amendments:

•	Increase of the corporate tax rate effective with the tax year 2014 and thereafter, the tax rate will increase from 25% to 26.5%.

•	Taxation of revaluation gains distributed as dividends – effective August 1, 2013 and subject to enacting the regulations by the minister of finance, should the Company distributes dividend to its shareholders from revaluation gains, the asset in respect of which revaluation gains were recorded and distributed will be viewed as a sold asset as of the distribution date (notional sale) and therefore these revaluation gains are taxable. Revaluation gains defined in the law as surplus that were not taxable by corporate tax, of the type to be determined by the minister of finance and approved by the finance committee of the Knesset and will be calculated cumulatively from the acquisition date of the asset.

In the third quarter of 2013, in which the legislative process was completed, the effect of the law on the Company's deferred tax balances is not material.

16

The Company may have gains that fall under the definition of revaluation gains, which mainly derive from revaluation of investment properties to fair value. The revaluation gains constitute temporary differences for tax purposes in respect of which, the Company provided deferred taxes, the payment date of which until the change of the law, was upon realization of the asset. Should the Company decide to distribute dividends out of these gains; the impact of the law will result in early tax payment as of the dividend distribution date.

g.	The CFO and the YOU club CEO, Mr. Dror Moran, who served in his position in the Company since 2006, ended his term in the Company after 7 years.

Fueling and Commercial sites segment

a.	As of September 30, 2013, Dor Alon operated 206 fueling stations and 212 convenience stores in various formats.

b.	In March, 2013, Dor Alon declared a dividend of NIS 20 million (U.S $5.5 million). The Company's share is NIS 15.7 million (U.S $4.3 million). The dividend was paid on April 9, 2013.

Supermarkets segment

a.	As of September 30, 2013, the Company operated 213 supermarkets divided as follows: Mega In Town - 134; Mega Bool - 52; Zol Beshefa - 15; Eden Teva Market - 21 of which 9 Eden within Mega.

b.	As of September 30, 2013, the Company operated branches in a total area of 367,400 sq.m. During the period ending on September 30, 2013, one branch with a total area of 3,600 sq.m was closed, and two branches with a total area of 3,500 sq.m were opened.

Sales per square meter amounted in the third quarter of 2013 to NIS 4,390 (U.S. $1,241) compared to NIS 4,430 in the corresponding quarter last year.

Sales per square meter amounted in the first nine months of 2013 to NIS 13,195 (U.S. $3,730) compared to NIS 13,004 in the corresponding period last year.

17

Non Food segment

a.	As of September 30, 2013, the Company operates 134 branches (of which 16 franchised) according to the following breakdown: Na'aman – 62 stores, Vardinon – 48 stores, Sheshet – 7 stores and Dr. Baby – 17 stores. In July 2013, 18 stores of Sheshet were converted to Na'aman stores and the rest of Sheshet stores will continue to operate under the Sheshet Brand name until the end of the lease period and no later than the end of 2013.

b.	Discontinued activity – in view of the Company's resolution from December 2012, to realize Kfar Hasha'shuim (Kfar), the results of Kfar are included in the consolidated statement of operations under "Loss from discontinued operation (after tax)".

Following are the operating results of Kfar for the reported periods:

	Year ended December 31	Nine months ended September 30		Three months ended September 30
	2012	2012	2013	2012	2013
	(Audited)	(Unaudited)		(Unaudited)
	NIS in thousands

Sales	115,214	90,812	95,707	38,983	34,667
Gross profit	23,308	11,904	17,730	5,965	4,727
Operating (loss)	(12,648)	(7,077)	(2,730)	(2,490)	(2,258)
Net loss included in loss from discontinued operations	(22,468)	(11,003)	(12,966)	(4,324)	(2,966)

Real Estate segment

a.	Comverse Building

On January 21, 2013, BSRE entered into an agreement for the sale of half of its rights in the property to Harel Investments, Insurance and Financial Services Ltd. (Harel) in return for NIS 51 million and shall bear 50% of the remaining establishment costs. In addition, BSRE is entitled to an additional consideration for building rights of 2,500 sq.m that were not yet utilized and such consideration will be payable according to a later date according to the agreement. The agreement further determines that if the building rights in the real estate are increased, Harel shall have the option to purchase 50% of these rights at a consideration to be determined according to the value of the rights. A collaboration agreement was signed between BSRE and Harel. The above consideration reflects the fair value of part of the real estate that was realized and therefore, in the first quarter and in the reported period, the Company recorded gain from change in value of investment property of NIS 5.5 million in addition to a gain that was recorded in 2012 in the amount of NIS 4 million.

18

b.	Cohen Building in Petach Tikva

In November 2012, BSRE granted an option to purchase the property in Petach Tikva subject to various conditions in return for NIS 56 million. On March 6, 2013, the option was exercised and a sale agreement was signed. The purchasers did not complete the first payment according to the date set forth in the sale agreement. An extension was granted to the purchasers to complete the payment and the rest of the payments according to the agreement. As of the report date, it is uncertain whether the purchasers will fulfill their obligations according to the deferred dates and BSRE reserves the right to cancel the agreement and/or to any other remedy pursuant to any law.

c.	Dividend distribution

In March, 2013, BSRE declared a dividend of NIS 50 million (U.S. $13.7 million), the Company's share amounts to NIS 39 million (U.S. $10.7 million). The dividend was paid on April 23, 2013.

d.	Wholesale market complex

Financing and financial services agreement

On June 26, 2013, Tel Aviv Lev Towers Ltd. (the residence company) a company held 49.5% by BSRE, and the Tel Aviv Mall Ltd. (the mall company) a company held 50% by BSRE, (the purchasers) entered into financing agreement with banks according to which the banks will extend financing and credit facilities to the residence company in a total scope of up to NIS 2 billion mainly for granting guarantees under the sale law to the apartment purchasers and financing and credit lines of up to NIS 450 million to the mall company for completing the construction of the mall basements and foundation. The credit lines are to be paid on March 31, 2016 (the final payment date) and will bear an annual interest of Prime + 2%.

The mall company may repay the entire credit by an early payment subject to the conditions stated in the financing agreement.

Under the agreement with the banks grounds for immediate payment were determined.

To secure the liability of the residence company, BSRE provided a constant guarantee of NIS 25 million. To secure the liability of the mall company, BSRE provided a constant guarantee of NIS 50 million. In addition, the purchasers committed that the surplus accumulated in the residential project after the full credit repayment, will serve as collateral to repay the credit of the mall company.

19

The financing agreement further contains a number of conditions for the entry of the agreement into effect, among others, recording mortgage, liens and a warning note in favor of the banks.

On August 8, 2013, the financing agreements came into force and effect and the residence company repaid a loan provided by a bank, which is one of the financing parties under the agreement, against release of advance receipts from apartment purchasers for the full amount of the loans, which upon entry into force of the financing agreement, were held in deposits.

As of September 30, 2013, the mall company used NIS 325 million out of the credit line for repaying loans taken from a bank, which is one of financing parties under the agreement.

Building permit

On August 12, a building permit to construct the mall, commercial spaces and the sport center was received.

Sale agreements with apartment purchasers

On or about the date of issuing the report, the residence company entered into commitment for 644 sale agreements with a scope of NIS 1,535 million (including VAT) and received advances of NIS 865 million (including VAT).

Issuance of bonds

a.	On January 31, 2013, the bonds series of Dor Alon (Series C and D) were expanded by a private offering of NIS 21 million par value of bonds (Series C) to institutional investors for 97.95% of their par value, reflecting a return of 5.3% and NIS 129 million par value of bonds (Series D) for 103.8% of their par value, reflecting a return of 5.2%.
b.	On May 20, 2013 the bonds series of BSRE (Series D) was expanded by a private offering of NIS 76 million par value of bonds (Series D) to institutional investors for 117.9% of their par value, reflecting a return of 2.8%.
c.	On July 10, 2013 the bonds series of the Company (Series C) was expanded by a private offering of NIS 100 million par value of bonds (Series C) to institutional investors for 99.3% of their par value, reflecting a return of 3.9%.

20

d.	On July 11, 2013 the bonds series of BSRE (Series D) was expanded by a private offering and public offering of NIS 167 million par value of bonds (Series D) to institutional investors and the public for 117.2% of their par value, reflecting a return of 2.6%.
e.	On August 7, 2013, the bonds series of BSRE (Series D) was expanded by a public offering of NIS 33 million par value of bonds (Series D) for 117.8% of their par value, reflecting a return of 2.7%.
f.	On October 30, 2013, BSRE issued by a public offering new bond series (Series E) of NIS 121.7 million par value for their par value of NIS 120.7 million (net of issuance expenses), reflecting of a return of 3.5%. The bonds are payable in six annual installments effective from 2018, where the first four installments will represent 7.5% of the par value of the bonds and the last two installments will represent 35% of the par value of the bonds. The bonds are linked (principal and interest) to the CPI and bear annual interest of 3.3% payable in semi-annual payments in May and November effective from May 2014. The bonds are listed for trade and were rated by Midroog with the rating of A1 with a stable outlook. According to the deed of trust, BSRE committed to comply with certain financial covenants.
g.	On November 14, 2013, Midroog ratified the A2 rating with negative outlook on bonds (series A and C) issued by the Company and the P-1 rating for commercial paper issued by the Company. In addition, Midroog approved an expansion of series C in the amount of up to NIS 100 million in the same rating.
h.	On November 15, 2013 the bonds series of the Company (Series C) was expanded by a private offering of NIS 62 million par value of bonds (Series C) to institutional investors for 103% of their par value, reflecting a return of 3.3%. Approximately 25% of the total expansion consideration was received from subsidiaries.

Post balance sheet events

a.	On October, 2013, BSRE declared a dividend of NIS 40 million (U.S. $11.3 million), the Company's share amounts to NIS 30 million (U.S. $8.5 million). The dividend was paid on October 28, 2013.

b.	On October 2013, Dor Alon declared a dividend of NIS 25 million (U.S $7.1 million), the Company's share is NIS 19.6 million (U.S $5.5 million). The dividend was paid on October 28, 2013.

c.	On November 19, 2013, Dor Alon entered into an agreement, through a subsidiary, for purchasing natural gas from the partners in Tamar partnership in a scope of U.S. $85 million (0.36 BCM) over 7 years while committing to a minimum annual quantity. The agreement is subject to the approval of the anti-trust authority.

21

NOTE A: Convenience Translation to Dollars

The convenience translation of New Israeli Shekel (NIS) into U.S. dollars was made at the exchange rate prevailing at September 30, 2013: U.S. $1.00 equals NIS 3.537. The translation was made solely for the convenience of the reader.

###

Alon Blue Square Israel Ltd. (hereinafter: "Alon Blue Square") operates in four reportable operating segments and is the largest retail company in the State of Israel. In the Fueling and Commercial Sites segment, Alon Blue Square through its 78.43% subsidiary, which is listed on the Tel Aviv stock exchange ("TASE"), Dor Alon Energy in Israel (1988) Ltd is one of the four largest fuel retail companies in Israel based on the number of petrol stations and a leader in the field of convenience stores operating a chain of 206 petrol stations and 212 convenience stores in different formats in Israel. In its supermarket segment, Alon Blue Square, as a pioneer in the modern food retail, through its 100% subsidiary, Mega Retail Ltd., currently operates 213 supermarkets under different formats, each offering a wide range of food products, "Near Food" products and "Non-Food" products at varying levels of service and pricing. In its "Non-Food" segment, Alon Blue Square, through its 100% subsidiary BEE Group Retail Ltd., operates specialist outlets in self-operation and franchises and offers a wide range of "Non-Food" products as retailer and wholesaler. In the Real Estate segment, Alon Blue Square, through its TASE traded 74.76% subsidiary Blue Square Real Estate Ltd., owns, leases and develops income producing commercial properties and projects. In addition, Alon Blue Square through its 100% subsidiary, Alon Cellular Ltd, operates an MVNO network in Israel and through Diners Club Israel Ltd., an associate held at 49%, which operates in the sector of issuance and clearance of YOU credit cards to the customer club members of the group.

22

Forward-looking statements

This press release contains forward-looking statements within the meaning of safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995.  Forward-looking statements may include, but are not limited to, plans or projections about our business, our future revenues, expenses and profitability. Forward-looking statements may be, but are not necessarily, identified by the use of forward-looking terminology such as "may," "anticipates," "estimates," "expects," "intends," "plans," "believes," and words and terms of similar substance.  Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual events, results, performance, circumstance and achievements to be materially different from any future events, results, performance, circumstance and achievements expressed or implied by such forward-looking statements.  These risks, uncertainties and other factors include, but are not limited to, the following: the effect of the economic conditions in Israel on the sales in our stores and of our products and on our profitability; our ability to compete effectively against low-priced supermarkets, large fuel companies and our other competitors; enactment of new laws and regulations, including the enactment of recommendations of governmental appointed committees and regulations with respect to the procurement of petroleum products by fuel companies and the price of petroleum products that are subject to regulation; quarterly fluctuations in our operating results that may cause volatility of our ADS and share price; fluctuations in the price of petroleum products and increases in excise tax rates imposed on the sale of petroleum products in Israel; risks associated with our dependence on a limited number of key suppliers for products that we sell in our stores; the effect of an increase in the minimum wage in Israel on our operating results; the effect of any actions taken by the Israeli Antitrust Authority on our ability to execute our business strategy and on our profitability; the effect of increases in oil, raw material and product prices in recent years; the effects of damage to our reputation or to the reputation of our store brands due to reports in the media or otherwise; government policies with respect to residential building may have a negative impact on our operations in residential building, and other risks, uncertainties and factors disclosed in our filings with the U.S. Securities and Exchange Commission (SEC), including, but not limited to, risks, uncertainties and factors identified under the heading "Risk Factors" in our annual report on Form 20-F for the year ended December 31, 2012.  You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release.  Except for our ongoing obligations to disclose material information under the applicable securities laws, we undertake no obligation to update the forward-looking information contained in this press release.

23

ALON BLUE SQUARE ISRAEL LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF SEPTEMBER 30, 2013

(UNAUDITED)

				Convenience translation
	December 31,	September 30,		September 30,
	2012*	2012*	2013	2013
	NIS			U.S. dollars
	In thousands

Assets

CURRENT ASSETS:
Cash and cash equivalents	261,674	231,719	339,769	96,061
Investment in securities	325,313	317,715	446,886	126,346
Short-term bank deposits	96,146	118,878	92,078	26,033
Trade receivables	1,415,828	1,664,509	1,259,665	356,139
Other accounts receivable including current maturities of loans receivable	271,258	538,736	467,361	132,135
Derivative financial instruments	-	-	655	185
Assets classified as held for sale	94,216	45,600	45,600	12,892
Assets of disposal groups classified as held for sale	133,915	-	122,906	34,749
Income taxes receivable	90,882	82,635	23,857	6,745
Inventories	644,809	693,179	582,442	164,671
	3,334,041	3,692,971	3,381,219	955,956

NON-CURRENT ASSETS:
Investments in associates	926,645	896,819	964,606	272,719
Derivative financial instruments	1,790	265	3,787	1,071
Real estate inventories	106,064	108,572	106,615	30,143
Investments in securities	48,609	34,273	55,939	15,815
Loans receivable, net of current maturities	200,294	190,861	200,311	56,633
Property and equipment, net	2,651,678	2,713,396	2,568,043	726,051
Investment property	539,466	503,873	632,494	178,822
Intangible assets, net	1,256,611	1,292,191	1,218,531	344,510
Other long-term receivables	33,251	34,189	34,932	9,876
Deferred taxes	114,805	120,425	163,286	46,165
	5,879,213	5,894,864	5,948,544	1,681,805
Total assets	9,213,254	9,587,835	9,329,763	2,637,761

24

ALON BLUE SQUARE ISRAEL LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF SEPTEMBER 30, 2013

(UNAUDITED)

				Convenience translation
	December 31,	September 30,		September 30,
	2012*	2012*	2013	2013
	NIS			U.S. dollars
	In thousands
Liabilities and shareholders’ equity

CURRENT LIABILITIES:
Credit and loans from banks and others	1,129,526	1,153,759	843,727	238,543
Current maturities of debentures and convertible debentures	556,188	520,206	605,731	171,256
Current maturities of long-term loans from banks	247,581	247,616	226,738	64,105
Trade payables	1,228,013	1,462,380	1,341,470	379,268
Other accounts payable and accrued expenses	628,915	819,649	786,678	222,414
Customers' deposits	28,011	27,633	28,504	8,059
Derivative financial instruments	17,566	13,283	10,283	2,907
Income taxes payable	10,124	3,752	2,382	674
Provisions	60,578	74,240	59,328	16,774
Liabilities of disposal groups classified as held for sale	87,794	-	90,711	25,646
	3,994,296	4,322,518	3,995,552	1,129,646

NON CURRENT LIABILITIES:
Long-term loans from banks and others, net of current maturities	1,134,436	1,235,684	1,233,600	348,770
Convertible debentures, net of current maturities	90,402	91,208	61,733	17,454
Debentures, net of current maturities	2,048,829	2,013,009	2,159,814	610,634
Other liabilities	142,016	146,275	134,007	37,887
Derivative financial instruments	6,382	9,458	3,375	954
Liabilities in respect of employee benefits, net of amounts funded	69,457	61,491	66,806	18,888
Deferred taxes	139,887	123,628	170,827	48,297
	3,631,409	3,680,753	3,830,162	1,082,884
Total liabilities	7,625,705	8,003,271	7,825,714	2,212,530

EQUITY:

Ordinary shares of NIS 1 par value	79,881	79,881	79,881	22,584
Additional paid-in capital	1,219,279	1,219,279	1,219,279	344,721
Other reserves	9,245	(3,772)	33,419	9,448
Accumulated deficit	(129,666)	(107,834)	(257,683)	(72,854)
	1,178,739	1,187,554	1,074,896	303,899
Non-controlling interests	408,810	397,010	429,153	121,332
Total equity	1,587,549	1,584,564	1,504,049	425,231
Total liabilities and equity	9,213,254	9,587,835	9,329,763	2,637,761

* Retroactive application, see events during the reporting period

25

ALON BLUE SQUARE ISRAEL LTD.

CONSOLIDATED STATEMENTS OF INCOME

FOR THE NINE AND THREE MONTH PERIOD ENDED SEPTEMBER 30, 2013

(UNAUDITED)

						Convenience
						translation for the
	Year ended	Nine months		Three months		nine months ended
	December 31,	ended September 30,		ended September 30,		September 30,
	2012*	2012*	2013	2012*	2013	2013
	NIS					U.S. dollars
	In thousands (except per share data)
Revenues	15,640,331	11,845,619	11,253,619	4,000,872	3,765,675	3,181,685
Less – government levies	2,955,154	2,238,043	2,204,221	764,801	755,644	623,189
Net revenues	12,685,177	9,607,576	9,049,398	3,236,071	3,010,031	2,558,496
Cost of sales	9,932,721	7,513,744	7,063,498	2,510,851	2,324,734	1,997,031
Gross profit	2,752,456	2,093,832	1,985,900	725,220	685,297	561,465
Selling, general and administrative expenses	2,576,770	1,935,676	1,914,981	660,538	647,869	541,414
Operating profit before other gains and losses and changes in fair value of investment property	175,686	158,156	70,919	64,682	37,428	20,051
Other gains	19,941	2,788	111	2,268	-	31
Other losses	(15,663)	(7,734)	(17,951)	(5,636)	(7,604)	(5,075)
Increase in fair value of investment property, net	16,874	(1,883)	15,687	3,921	4,441	4,435
Share in gains of associates	87,060	76,701	21,155	2,709	18,236	5,981
Operating profit	283,898	228,028	89,921	67,944	52,501	25,423
Finance income	83,002	67,608	62,703	24,080	25,586	17,728
Finance expenses	(324,930)	(277,403)	(272,001)	(99,771)	(106,149)	(76,902)
Finance expenses, net	(241,928)	(209,795)	(209,298)	(75,691)	(80,563)	(59,174)
Income before taxes on income	41,970	18,233	(119,377)	(7,747)	(28,062)	(33,751)
Taxes on income (tax benefit)	(2,863)	(13,494)	(19,771)	446	(6,263)	(5,590)

Net income (loss) from continued operations	44,833	31,727	(99,606)	(8,193)	(21,799)	(28,161)
Net loss from discontinued operation	22,468	11,003	12,966	4,324	2,966	3,666
	22,365	20,724	(112,572)	(12,517)	(24,765)	(31,827)
Attributable to:
Equity holders of the Company	(17,907)	(9,392)	(127,866)	(17,814)	(30,353)	(36,151)
Non-controlling interests	40,272	30,116	15,294	5,297	5,588	4,324

Earnings per ordinary share or ADS attributable to equity holders of the company
Basic and fully diluted
Continuing operations	0.07	0.03	(1.74)	(0.20)	(0.42)	(0.49)
Discontinued operations	(0.34)	(0.17)	(0.20)	(0.07)	(0.04)	(0.06)
	(0.27)	(0.14)	(1.94)	(0.27)	(0.46)	(0.55)
Weighted average number of shares or ADSs used for computation of earnings per share:
Basic and fully diluted	65,954	65,954	65,954	65,954	65,954	65,954

26

ALON BLUE SQUARE ISRAEL LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE NINE AND THREE MONTH PERIOD ENDED SEPTEMBER 30, 2013

(UNAUDITED)

						Convenience
						translation
	Year ended	Nine months ended		Three months ended		for the nine months ended
	December 31,	September 30,		September 30,		September 30,
	2012*	2012*	2013	2012*	2013	2013
	NIS					U.S. dollars
	In thousands
CASH FLOWS FROM OPERATING ACTIVITIES:
Income (loss) before taxes on income from continuing operations	41,970	18,233	(119,377)	(7,747)	(28,062)	(33,751)
Net loss from discontinued operation	(17,468)	(11,003)	(12,966)	(4,324)	(2,966)	(3,666)
Income tax (paid) received, net	18,714	28,428	46,893	10,601	3,590	13,258
Adjustments for cash generated from operations	458,957	326,389	702,414	130,696	140,905	198,591
Net cash provided by operating activities	502,173	362,047	616,964	129,226	113,467	174,432
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(164,458)	(139,055)	(101,620)	(30,773)	(45,856)	(28,731)
Purchase of investment property	(64,546)	(43,652)	(67,480)	(6,971)	(20,922)	(19,078)
Purchase of intangible assets	(43,392)	(37,881)	(11,616)	(2,674)	(2,912)	(3,284)
Proceeds from collection of (investment in) short-term bank deposits	5,166	(17,566)	4,068	(18,525)	3,455	1,150
Proceeds from sale of property and equipment	20,139	9,018	2,421	7,248	247	684
Proceeds from sale of investment property	3,610	3,610	51,279	-	-	14,498
Proceeds from sale of marketable securities	197,604	154,792	146,542	34,169	31,700	41,431
Investment in marketable securities	(224,808)	(177,844)	(258,640)	(33,143)	(112,139)	(73,124)
Investment and loans to associates	(124,879)	(74,034)	(7,230)	(50,479)	136	(2,044)
Grant of long term loans	(37,585)	(35,894)	(22,876)	(1,031)	(36)	(6,468)
Collection of long-term loans	13,524	12,608	18,771	2,185	1,775	5,307
Interest received	24,349	22,245	17,209	13,471	4,304	4,865
Net cash used in investing activities	(395,276)	(323,653)	(229,172)	(86,523)	(140,248)	(64,794)

27

ALON BLUE SQUARE ISRAEL LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE NINE AND THREE MONTH PERIOD ENDED SEPTEMBER 30, 2013

(UNAUDITED)

						Convenience
						translation
	Year ended	Nine months ended		Three months ended		for the nine months ended
	December 31,	September 30,		September 30,		September 30,
	2012*	2012*	2013	2012*	2013	2013
	NIS					U.S. dollars
	In thousands
CASH FLOWS FROM FINANCING ACTIVITIES:
Dividend paid to non-controlling interests	-	-	(15,218)	-	-	(4,303)
Issuance of debentures	504,136	388,942	564,367	93,375	324,187	159,562
Repayment of debentures	(209,321)	(177,191)	(486,930)	(85,035)	(343,396)	(137,668)
Receipt of long-term loans	226,478	195,169	222,614	64,155	135,761	62,939
Repayment of long-term loans	(342,314)	(247,156)	(161,469)	(60,862)	(46,791)	(45,651)
Short-term credit from banks and others	177,795	168,192	(291,132)	55,609	(170,073)	(82,310)
Transactions with non-controlling interests in subsidiary without loss of control	(467)	(467)	48,292	215	(419)	13,653
Settlement of forward contracts	(2,808)	(2,808)	(9,717)	(2,808)	-	(2,747)
Interest paid	(252,955)	(185,802)	(188,724)	(69,460)	(59,923)	(53,357)
Net cash provided by (used in) financing activities	100,544	138,879	(317,917)	(4,811)	(160,654)	(89,882)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS AND BANK OVERDRAFTS	207,441	177,273	69,875	37,892	(187,435)	19,756
Translation differences on cash and cash equivalents	(1)	46	(24)	23	(23)	(7)
BALANCE OF CASH AND CASH EQUIVALENTS AND BANK OVERDRAFTS AT BEGINNING OF PERIOD	51,605	51,605	259,045	191,009	516,354	73,239
BALANCE OF CASH AND CASH EQUIVALENTS AND BANK OVERDRAFTS AT END OF PERIOD	259,045	228,924	328,896	228,924	328,896	92,988

28

(Continued - 2)

ALON BLUE SQUARE ISRAEL LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE NINE AND THREE MONTH PERIOD ENDED SEPTEMBER 30, 2013

(UNAUDITED)

						Convenience
						translation for the
	Year ended	Nine months		Three months		nine months ended
	December 31,	ended September 30,		ended September 30,		September 30,
	2012*	2012*	2013	2012*	2013	2013
	NIS					U.S. dollars
	In thousands

(a) Net cash provided by operating activities:
Adjustments for:
Depreciation and amortization	278,514	207,994	202,744	74,418	67,635	57,321
Increase in fair value of investment property, net	(16,874)	1,883	(15,687)	(3,921)	(4,441)	(4,435)
Share in profit of associates	(87,060)	(76,701)	(21,155)	(2,709)	(18,236)	(5,981)
Dividend received	41,544	18,195	8,750	4,645	4,231	2,474
Share based payment	(493)	1,322	(151)	595	-	(43)
Loss (gain) from sale and disposal of property and equipment, net	(14,684)	995	6,266	(226)	534	1,772
Provision for impairment of property and equipment, net	-	-	6,412	-	-	1,813
Gain from changes in fair value of derivative financial instruments	(1,437)	(180)	(2,741)	(1,341)	696	(775)
Linkage differences on monetary assets, debentures, loans and other long term liabilities	29,208	45,586	58,931	23,076	37,298	16,661
Employee benefit liability, net	2,246	451	(2,589)	2,031	(2,657)	(732)
Decrease (increase) in value of investment in securities, deposits and long-term receivables, net	1,622	4,966	(5,557)	7,361	(4,913)	(1,571)
Interest paid, net	227,186	161,204	166,790	58,828	51,356	47,156
Changes in operating assets and liabilities:
Investment in real estate inventories	(3,070)	(2,070)	(1,716)	(332)	(693)	(485)
Decrease (increase) in trade receivables and other accounts	67,550	(337,119)	(43,719)	(203,103)	(112,293)	(12,360)
Increase (decrease) in trade payables and other accounts payable	(53,335)	325,839	277,086	186,993	122,359	78,339
Decrease (increase) in inventories	(11,960)	(25,976)	68,750	(15,619)	29	19,437
	458,957	326,389	702,414	130,696	140,905	198,591

(b) Supplementary information on investing and financing activities not involving cash flows:
Purchase of property and equipment on credit	27,866	13,277	21,157	13,277	21,157	5,982
Realization of property and equipment	11,000	-	-	-	-	-
29

ALON BLUE SQUARE ISRAEL LTD.

NET LIABILITIES

(UNAUIDITED)

				Convenience
				translation
	December 31,	September 30,		September 30,
	2012*	2012*	2013	2013
	NIS			U.S. dollars
	In thousands
	Alon Blue Square*

Cash and cash equivalence	2,039	1,811	1,933	547
Investment in securities	68,429	68,184	71,749	20,285
Total assets	70,468	69,995	73,682	20,832
Short term and Long-term debt:
Short term loans from banks	259,735	260,942	273,064	77,202
Commercial papers	87,837	92,742	120,431	34,049
Long term loans from banks	156,639	175,213	159,787	45,176
Debentures	177,095	188,755	191,993	54,281
Total long-term debt	681,306	717,652	745,275	210,708
Equity:
Equity attributable to equity holders of the company:	1,178,739	1,187,554	1,074,896	303,899
Total debt, net	(610,838)	(647,657)	(671,593)	(189,876)

*	Net of grant of loans or loans received from subsidiaries

30

ALON BLUE SQUARE ISRAEL LTD.

RECONCILIATION BETWEEN NET INCOME FOR THE PERIOD AND ADJUSTED EBITDA

FOR THE NINE AND THREE MONTH PERIOD ENDED SEPTEMBER 30, 2013

(UNAUDITED)

						Convenience
						translation for the
	Year ended	Nine months		Three months		nine months ended
	December 31,	ended September 30,		ended September 30,		September 30,
	2012*	2012*	2013	2012*	2013	2013
	NIS in thousands					U.S. dollars in thousands

Net income (loss) from continuing operations	44,833	31,727	(99,606)	(8,193)	(21,799)	(28,161)
Taxes on income (tax benefit)	(2,863)	(13,494)	(19,771)	446	(6,263)	(5,590)
Share in gains of associates	(87,060)	(76,701)	(21,155)	(2,709)	(18,236)	(5,981)
Share in adjusted EBITDA of equity accounted investees	35,972	28,412	36,740	11,905	13,897	10,387
Finance expenses, net	241,928	209,795	209,298	75,691	80,563	59,174
Other losses, net	(4,278)	4,946	17,840	3,368	7,604	5,044
Changes in fair value of investment property	(16,874)	1,883	(15,687)	(3,921)	(4,441)	(4,435)
Depreciation and amortization	278,514	207,994	202,744	74,418	67,635	57,321
Share based payment	(493)	1,322	(151)	595	-	(43)
Adjusted EBITDA	489,679	395,884	310,252	151,600	118,960	87,716

31

ALON BLUE SQUARE ISRAEL LTD.

FOR THE THREE AND NINE MONTH PERIOD ENDED SEPTEMBER 30, 2013

(UNAUDITED)

Note 1 - Segment reporting

The Company includes segment information according to IFRS 8. The reporting is based on the Company's organizational structure, the internal reporting, the allocation of resources and the decision-making process. The Company presents four reporting segments: Supermarkets, Fueling and Commercial sites, Non-Food Retail and Wholesale, Real Estate in addition to other segment which includes mainly Cellular activity and the Company's share in the issuance and clearance activity of credit cards. The segments' results include the operating profit before financial expenses from continuing operations, including the company's share in gains (losses) of associates. The segments' results for prior periods were adjusted5 in order to reflect the segment's results and the adjustment to the results in the consolidated report for those periods from continuing operations.

The Company's operating segments consist of the following:

(1)	Fueling and commercial sites – Through its subsidiary Dor-Alon the Company is engaged in the development, construction and operation of vehicle fueling stations, adjacent commercial centers and independent convenience stores, marketing of fuel products and other products through the fueling stations and convenience stores and direct marketing of distillates to customers. The fueling and commercial sites segment is presented according to the published financial statements of Dor-Alon, with reclassification of credit card fees and with the amortization of the excess of cost arising at the time of acquisition allocated to the reconciliation between the operating profit of the segment and the consolidated operating profit.

(2)	Supermarkets – The Company operates the second largest food retail chain in Israel. Through its subsidiary, Mega Retail Ltd. ("Mega Retail"), which operates Supermarket branches, the Company offers a wide range of food and beverage products and “Non-food” items, such as houseware, toys, small electrical appliances, computers and computer accessories, entertainment and leisure products and textile products and “Near-Food” products, such as health and beauty aids, products for infants, cosmetics and hygiene products. As of September 30, 2013, Mega Retail operated 213 supermarkets. This segment also includes properties owned through Blue Square Real Estate ("BSRE"), in connection with the supermarket operation of Mega Retail's stores (including warehouses and offices).

(3)	Non-Food (Retail and Wholesale) – Mostly through its subsidiary, BEE Group Retail Ltd. ("BEE Group"), the Company is engaged in non-food retail and wholesale activities. As of September 30, 2013, 134 non-food retail outlets operate, some through franchisees, with specialties in houseware and home textile, toys, leisure, and infant. This segment also includes properties owned through Blue Square Real Estate ("BSRE") which are used by the segment.

(4)	Real Estate – Through its subsidiary BSRE the Company is engaged in generating yield from commercial centers, logistics centers and offices, land for the purpose of capital appreciation and deriving long-term yield as well as in the development of the "Wholesale Market" residency project.

(5)	Others – Alon Blue Square through its 100% subsidiary, Alon Cellular Ltd, operates an MVNO network in Israel and through Diners Club Israel Ltd., an associate held at 49%, which operates in the sector of issuance and clearance of YOU credit cards to the customer club members of the group.

5 The adjustments include retrospective applications of IFRS 11 "Joint Arrangements" (the Company's share in previously consolidated companies by the proportionate method in the Company's consolidated financial statements and their results are presented now under the Company's share in gains (losses) of associates and are included in this report in segment results)

32

ALON BLUE SQUARE ISRAEL LTD.

FOR THE THREE AND NINE MONTH PERIOD ENDED SEPTEMBER 30, 2013

(UNAUDITED)

Note 1 - Segment reporting (continued):

	Three months ended September 30, 2013
	Fueling and Commercial sites	Supermarkets	Non-Food	Real Estate	Others	Adjustments	Total consolidated
	NIS in thousands

Net segment revenues	1,292,448	1,610,389	82,756	9,789	14,649	-	3,010,031
Inter segment revenues	10,159	-	8,373	-	-	(18,532)	-
Gross profit	206,201	433,849	34,553	9,789	418	487	685,297
Depreciation and amortization	22,675	39,279	2,778	-	1,147	1,756	67,635
Operating profit (loss) before other gains and losses net, share in gains (losses) of associates and changes in fair value of investment property	38,292	23,790	(9,408)	5,193	(6,264)	(8,595)	43,008
Segment profit	40,461	16,217	(9,387)	22,529	(330)	(11,409)	58,081
Unallocated corporate expenses							(5,580)
Financial expenses, net							(80,563)
Loss before taxes on income							(28,062)

	Three months ended September 30, 2012
	Fueling and Commercial sites	Supermarkets	Non-Food	Real Estate	Others	Adjustments	Total consolidated
	NIS in thousands

Net segment revenues	1,457,194	1,685,005	85,265	6,735	1,872	-	3,236,071
Inter segment revenues	12,447	-	8,832	-	-	(21,279)	-
Gross profit (loss)	218,748	465,282	39,568	6,735	(4,043)	(1,070)	725,220
Depreciation and amortization	22,173	45,331	2,903	-	-	4,011	74,418
Operating profit (loss) before other gains and losses net, share in gains (losses) of associates and changes in fair value of investment property	52,909	39,296	(982)	2,435	(9,517)	(12,832)	71,309
Segment profit	53,650	41,365	(3,801)	4,313	(4,956)	(16,000)	74,571
Unallocated corporate expenses							(6,627)
Financial expenses, net							(75,691)
Loss before taxes on income							(7,747)

33

ALON BLUE SQUARE ISRAEL LTD.

FOR THE THREE AND NINE MONTH PERIOD ENDED SEPTEMBER 30, 2013

(UNAUDITED)

Note 1 - Segment reporting (continued):

	Nine months ended September 30, 2013
	Fueling and Commercial sites	Supermarkets	Non-Food	Real Estate	Others	Adjustments	Total consolidated
	NIS in thousands

Net segment revenues	3,897,420	4,834,075	256,405	29,136	32,362	-	9,049,398
Inter segment revenues	26,673	-	20,836	-	-	(47,509)	-
Gross profit (loss)	593,022	1,251,641	115,702	29,136	(4,318)	717	1,985,900
Depreciation and amortization	66,101	119,255	8,708	-	3,413	5,267	202,744
Operating profit (loss) before other gains and losses net, share in gains (losses) of associates and changes in fair value of investment property	107,539	31,741	(12,161)	14,804	(27,847)	(25,367)	88,709
Segment profit	112,419	17,016	(12,992)	35,763	(10,682)	(33,813)	107,711
Unallocated corporate expenses							(17,790)
Financial expenses, net							(209,298)
Loss before taxes on income							(119,377)

	Nine months ended September 30, 2012
	Fueling and Commercial sites	Supermarkets	Non-Food	Real Estate	Others	Adjustments	Total consolidated
	NIS in thousands

Net segment revenues	4,374,650	4,964,534	244,150	21,989	2,253	-	9,607,576
Inter segment revenues	29,682	-	26,049	-	-	(55,731)	-
Gross profit (loss)	615,312	1,347,675	117,997	21,989	(8,071)	(1,070)	2,093,832
Depreciation and amortization	65,042	127,538	8,330	-	-	7,084	207,994
Operating profit (loss) before other gains and losses net, share in gains (losses) of associates and changes in fair value of investment property	130,989	87,563	1,297	10,827	(20,236)	(33,034)	177,406
Segment profit	133,333	88,341	(2,326)	75,007	(5,536)	(41,541)	247,278
Unallocated corporate expenses							(19,250)
Financial expenses, net							(209,795)
Income before taxes on income							18,233

34

ALON BLUE SQUARE ISRAEL LTD.

FOR THE THREE AND NINE MONTH PERIOD ENDED SEPTEMBER 30, 2013

(UNAUDITED)

Note 1 - Segment reporting (continued):

	Year ended December 31, 2012
	Fueling and Commercial sites	Supermarkets	Non-Food	Real Estate	Others	Adjustments	Total consolidated
	NIS in thousands

Net segment revenues	5,773,398	6,552,909	321,116	30,569	7,185	-	12,685,177
Inter segment revenues	41,197	-	29,458	-	-	(70,655)	-
Gross profit (loss)	796,994	1,788,614	148,348	30,569	(11,570)	(499)	2,752,456
Depreciation and amortization	87,808	167,464	11,438	-	2,099	9,705	278,514
Operating profit (loss) before other gains and losses net, share in gains (losses) of associates and changes in fair value of investment property	145,527	126,231	(12,072)	17,197	(33,628)	(43,301)	199,954
Segment profit	149,534	137,036	(15,450)	99,302	(9,887)	(52,369)	308,166
Unallocated corporate expenses							(24,268)
Financial expenses, net							(241,928)
Income before taxes on income							41,970

	Nine months ended September 30, 2013
	Fueling and Commercial sites	Supermarkets	Non-Food	Real Estate	Others	Adjustments	Total consolidated
	U.S. dollars in thousands

Net segment revenues	1,101,900	1,366,716	72,492	8,237	9,151	-	2,558,496
Inter segment revenues	7,541	-	5,891	-	-	(13,432)	-
Gross profit (loss)	167,662	353,871	32,712	8,237	(1,221)	204	561,465
Depreciation and amortization	18,688	33,716	2,462	-	965	1,489	57,320
Operating profit (loss) before other gains and losses net, share in gains (losses) of associates and changes in fair value of investment property	30,404	8,974	(3,438)	4,185	(7,873)	(7,171)	25,081
Segment profit	31,784	4,811	(3,673)	10,111	(3,020)	(9,560)	30,453
Unallocated corporate expenses							(5,030)
Financial expenses, net							(59,174)
Loss before taxes on income							(33,751)

35